Exhibit 5.1

110 NORTH WACKER DRIVE • SUITE 4800 • CHICAGO, ILLINOIS 60606

TELEPHONE: +1.312.782.3939 • JONESDAY.COM

August 17, 2026

Motorola Solutions, Inc.

500 W. Monroe Street

Chicago, Illinois 60661

Re:	$350,000,000 of 4.850% Senior Notes due 2029 and

$600,000,000 of 5.650% Senior Notes due 2036 of Motorola Solutions, Inc.

Ladies and Gentlemen:

We are acting as counsel for Motorola Solutions, Inc., a Delaware corporation (the “Company”), in connection with the issuance and sale of (i) $350,000,000 aggregate principal amount of the Company’s 4.850% Senior Notes due 2029 (the “2029 Notes”) and (ii) $600,000,000 aggregate principal amount of the Company’s 5.650% Senior Notes due 2036 (together with the 2029 Notes, the “Securities”), pursuant to the Underwriting Agreement, dated August 6, 2026 (the “Underwriting Agreement”), by and among the Company and J.P. Morgan Securities LLC and Citigroup Global Markets Inc., acting as representatives of the several underwriters named therein. The Securities are being issued under the Indenture, dated as of August 19, 2014 (the “Indenture”), by and between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), and an Officers’ Certificate, dated as of August 17, 2026, setting forth the terms of the Securities.

In connection with the opinion expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of such opinion. Based on the foregoing, and subject to the further limitations, qualifications and assumptions set forth herein, we are of the opinion that the Securities constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

For purposes of the opinion expressed herein, we have assumed that (i) the Trustee has authorized, executed and delivered the Indenture, (ii) the Securities have been duly authenticated by the Trustee in accordance with the Indenture and (iii) the Indenture is the valid, binding and enforceable obligation of the Trustee.

The opinion expressed herein is limited by: (i) bankruptcy, insolvency, reorganization, fraudulent transfer and fraudulent conveyance, voidable preference, moratorium or other similar laws and related regulations or judicial doctrines from time to time in effect relating to or affecting creditors’ rights generally, and (ii) general equitable principles and public policy considerations, whether such principles and considerations are considered in a proceeding at law or at equity.

Motorola Solutions, Inc.

August 17, 2026

As to facts material to the opinion and assumptions expressed herein, we have relied upon oral or written statements and representations of officers and other representatives of the Company and others. The opinion expressed herein is limited to the laws of the State of New York, as currently in effect, and we express no opinion as to the effect of the laws of any other jurisdiction.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Current Report on Form 8-K dated the date hereof filed by the Company and incorporated by reference into the Registration Statement on Form S-3 (Reg. No. 333-277316) (the “Registration Statement”), filed by the Company to effect the registration of the Securities under the Securities Act of 1933 (the “Act”) and to the reference to Jones Day under the caption “Legal Matters” in the prospectus constituting a part of such Registration Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Jones Day